UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Ross Acquisition Corp II
(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share
(Title of Class of Securities)

G7641C106
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Westchester Capital Management, LLC 27-3790558

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,239 shares

	6	SHARED VOTING POWER
488,662 shares

	7	SOLE DISPOSITIVE POWER
6,239 shares

	8	SHARED DISPOSITIVE POWER
488,662 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
494,901 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.82%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* Based on 5,041,098 Shares outstanding as of November 17, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2023.

1	NAMES OF REPORTING PERSONS
Westchester Capital Partners, LLC 13-3869675

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,971 shares

	6	SHARED VOTING POWER
None

	7	SOLE DISPOSITIVE POWER
2,971 shares

	8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,971 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.06%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* Based on 5,041,098 Shares outstanding as of November 17, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2023.

1	NAMES OF REPORTING PERSONS
Virtus Investment Advisers, Inc. 04-2453743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
None

	6	SHARED VOTING POWER
488,662 shares

	7	SOLE DISPOSITIVE POWER
None

	8	SHARED DISPOSITIVE POWER
488,662 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
488,662 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.69%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* Based on 5,041,098 Shares outstanding as of November 17, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2023.

The amounts reported on this page are also included in the amounts reported by Westchester Capital Management, LLC on this Schedule 13G.

1	NAMES OF REPORTING PERSONS
The Merger Fund 14-1698547

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
None

	6	SHARED VOTING POWER
468,201 shares

	7	SOLE DISPOSITIVE POWER
None

	8	SHARED DISPOSITIVE POWER
468,201 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
468,201 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.29%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

* Based on 5,041,098 Shares outstanding as of November 17, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2023.

The amounts reported on this page are also included in the amounts reported by Virtus Investment Advisers, Inc. on this Schedule 13G.

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Ross Acquisition Corp II (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 1 Pelican Lane, Palm Beach, Florida 33480.

Item 2(a).	Name of Person Filing

This statement is being filed jointly by the following (each, a “Reporting Person,” and collectively, the “Reporting Persons”): Westchester Capital Management, LLC (“Westchester”), a Delaware limited liability company, Westchester Capital Partners, LLC (“WCP”), a Delaware limited liability company, Virtus Investment Advisers, Inc. (“Virtus”), a Massachusetts corporation, and The Merger Fund (“MF”), a Massachusetts business trust.

Virtus, a registered investment adviser, serves as the investment adviser to each of MF, The Merger Fund VL (“MF VL”), Virtus Westchester Event-Driven Fund (“EDF”) and Virtus Westchester Credit Event Fund (“CEF”).  Westchester, a registered investment adviser, serves as sub-advisor to each of MF, MF VL, EDF, CEF and Principal Funds, Inc. – Global Multi-Strategy Fund (“PRIN”).  WCP, a registered investment adviser, serves as investment adviser to Westchester Capital Master Trust (“Master Trust”, together with MF, MF VL, EDF, CEF, and PRIN, the “Funds”).  The Funds directly hold Ordinary Shares of the Company for the benefit of the investors in those Funds.  Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester and WCP.

Westchester and WCP often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time.  Based on the foregoing and the relationships described herein, these parties may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 2(b).	Address or Principal Business Office or, if none, Residence:

Westchester Capital Management, LLC
100 Summit Drive, Valhalla, NY 10595

Westchester Capital Partners, LLC
100 Summit Drive, Valhalla, NY 10595

Virtus Investment Advisers, Inc.
One Financial Plaza, Hartford, CT 06103

The Merger Fund
101 Munson Street, Greenfield, MA 01301-9683

Item 2(c).	Citizenship

Each of Westchester and WCP are organized under the laws of the State of Delaware. Virtus is organized under the laws of the State of Massachusetts.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A ordinary shares, $0.0001 par value per share ("Ordinary Shares").

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Ordinary Shares is G7641C106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☒ Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).
(e)	☒ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
☐ If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference. Virtus acts as investment adviser to each of MF, MF VL, EDF and CEF.  Westchester acts as sub-advisor to each of MF, MF VL, EDF, CEF, and PRIN and may be deemed to beneficially own shares of Ordinary Shares held by MF, MF VL, EDF, CEF, and PRIN.  WCP, as investment adviser to Master Trust, may be deemed to beneficially own shares of Ordinary Shares held by the Master Trust.   Messrs. Behren and Shannon each serve as Co-Presidents of Westchester and WCP.  By virtue of these relationships, Westchester, WCP and Messrs. Behren and Shannon may be deemed to beneficially own the Ordinary Shares held by the Funds, however, each of the Reporting Persons and Messrs. Behren and Shannon disclaim beneficial ownership of such shares of Ordinary Shares, except to the extent of their pecuniary interest therein.  The filing of this Statement shall not be construed as an admission that the Reporting Persons and Messrs. Behren and Shannon are, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by the Funds.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

WESTCHESTER CAPITAL MANAGEMENT, LLC

	By:	/s/ CaSaundra Wu
Name: CaSaundra Wu Title: CCO

WESTCHESTER CAPITAL PARTNERS, LLC

By:	/s/ CaSaundra Wu
Name: CaSaundra Wu Title: CCO

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ David Fusco
Name: David Fusco Title: Chief Compliance Officer

THE MERGER FUND

By:	/s/ Daphne Chisolm
Name: Daphne Chisolm Title: Vice President, Counsel and Assistant Secretary

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares of Ross Acquisition Corp II, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2024.

Dated: February 14, 2024

WESTCHESTER CAPITAL MANAGEMENT, LLC

	By:	/s/ CaSaundra Wu
Name: CaSaundra Wu Title: CCO

WESTCHESTER CAPITAL PARTNERS, LLC

	By:	/s/ CaSaundra Wu
Name: CaSaundra Wu Title: CCO

VIRTUS INVESTMENT ADVISERS, INC.

	By:	/s/ David Fusco
Name: David Fusco Title: Chief Compliance Officer

THE MERGER FUND

	By:	/s/ Daphne Chisolm
Name: Daphne Chisolm Title: Vice President, Counsel and Assistant Secretary